Exhibit 99.1
Mindray Medical International Limited Announces Pricing of a Public Offering of American Depositary Shares
SHENZHEN, China, March 4, 2010 — Mindray Medical International Limited (NYSE: MR) (“Mindray” or the “Company”), a leading developer, manufacturer and marketer of medical devices worldwide, today announced the pricing of a public offering of 4,000,000 American depositary shares (“ADSs”), representing 4,000,000 ordinary shares of the Company, at $38.20 per ADS. In addition, Mindray has granted the underwriter a 30-day option to purchase up to an additional 600,000 American depositary shares to cover over-allotments, if any. Mindray intends to use the proceeds from the offering for business development and general corporate purposes.
Jefferies & Company, Inc. is acting as sole book-running manager in this offering.
This offering is being made only by means of a prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) in connection with an automatic shelf registration statement previously filed by Mindray. Copies of the final prospectus supplement and related prospectus, when available, may be obtained from Jefferies & Company, Inc., Attention: Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022 or at (888) 449-2342 and by visiting EDGAR on the SEC’s website at http://www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The offering may only be made by means of a prospectus.
About Mindray
Mindray is a leading developer, manufacturer and marketer of medical devices worldwide. Mindray maintains global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From Mindray’s main manufacturing and engineering base in China and through its worldwide distribution network, the Company is able to supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. For more information, please visit http://ir.mindray.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements related to Mindray’s public offering of American depositary shares are forward-looking statements that involve risks and uncertainties. Words such as “believes”, “anticipates”, “plans”, “expects”, “intend”, “will”, “goal”, “potential” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Mindray’s current expectations. Actual events and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the underwriter’s consummation of its obligation to purchase the securities, whether Mindray will be able to satisfy its conditions to close the offering and other risks detailed in Mindray’s filings with the Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Mindray undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by law.
For investor and media inquiries please contact:
In the U.S.:
Evan Smith, CFA
FD
Tel: +1-212-850-5606
Email: evan.smith@fd.com
John Capodanno
FD
Tel: +1-212-850-5705
Email: john.capodanno@fd.com
In China:
May Li
Mindray Investor Relations
Tel: +86-755-2658-2518
Email: may.li@mindray.com
SOURCE Mindray Medical International Limited